Exhibit 99.3

Ondas Holdings Inc.

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On May 17, 2021, Ondas Holdings Inc. (the “Company) entered into an Agreement and Plan of Merger (the “Agreement”) to acquire American Robotics, Inc. (“American Robotics”). American Robotics is a developer of specialized drone technology. American Robotics manufactures an autonomous remote sensing drone solution consisting of a custom-designed drone and proprietary base station, the American Robotics Scout system, for use primarily in the agriculture industry. American Robotics was principally in the research and development phase and has commenced sales as it continues to build and enhance its product as it brings it to market. In January 2021, American Robotics received approval from the Federal Aviation Administration (“FAA”) permitting American Robotics to sell its product commercially.

The Agreement provides that the Company will acquire American Robotics in exchange for (a) cash consideration in an amount equal to (i) $7,500,000, less certain transaction expenses as described in the Agreement; (b) 6,750,000 validly issued, fully paid and non-assessable shares of the Company’s common stock, $0.0001 par value per share, as such number may be adjusted by the terms of the Agreement; (c) warrants, in the form of Exhibit E of the Agreement, exercisable for 1,875,000 shares of the Company’s common stock, $0.0001 par value per share (each a “Warrant”), as such number may be adjusted pursuant to the terms of the Agreement; and (d) the cash released to the Company Stockholders from the PPP Loan Escrow Amount (as defined in the Agreement) (if any). Each Warrant entitles the holder to purchase a number of shares of common stock of the Company at a price equal to the average of the high and low prices of one share of common stock as reported on Nasdaq on the trading day immediately preceding the closing date of the Mergers. Each Warrant shall be exercisable in three equal annual installments commencing on the one year anniversary of the closing date of the Mergers and shall have a term of ten years. The foregoing description of the Warrant is qualified, in its entirety, by the full text of the Form of Warrant, a copy of which is attached hereto as Exhibit 4.1, and is incorporated by reference herein.

If American Robotics’ PPP loans are not forgiven by the U.S. Small Business Administration (the “SBA”) prior to the closing of the Mergers, a portion of the Cash Consideration equaling Indebtedness owed by American Robotics on either of its PPP loans plus an amount equal to the amount of interest that would have accrued on such PPP loans as of their maturity dates, will be held in escrow with American Robotics’ PPP lender. If an escrow account is established to hold the PPP Loan Escrow Amount at the closing, such amount or a portion thereof, as applicable, will be distributed as merger consideration to American Robotics’ Stockholders upon a determination by the SBA that one or both of the PPP loans are forgivable under the CARES Act.

The following unaudited pro forma condensed combined financial statements are based on the Company’s audited and unaudited interim historical consolidated financial statements and American Robotics’ audited historical and unaudited interim financial statements as adjusted to give effect to the Company’s acquisition of American Robotics. The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives effect to these transactions as if they occurred on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2020 and the three months ended March 31, 2021 give effect to these transactions as if they occurred on January 1, 2020.

The unaudited pro forma condensed combined financial statements should be read together with the Company’s audited historical financial statements, which are included in the Company’s most recent Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on March 8, 2021, and the most recent Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on May 17, 2021, and American Robotics’ audited historical financial statements as of and for the year ended December 31, 2020 and unaudited financial statements as of and for the three months ended March 31, 2021 included in this Form 8-K.

Ondas Holdings Inc.

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

The unaudited pro forma combined financial information is provided for informational purpose only and is not intended to represent or be indicative of the consolidated results of operations or financial position that the Company would have reported had the American Robotics transaction closed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

The pro forma adjustments related to the Agreement are described in the notes to the unaudited pro forma combined financial information and principally include the following:

■	Pro forma adjustment to eliminate the American Robotics liabilities and owners’ equity not acquired.
■	Pro forma adjustment to record the merger of the Company and American Robotics.

The adjustments to fair value and the other estimates reflected in the accompanying unaudited pro forma condensed consolidated financial statements may be materially different from those reflected in the combined company’s consolidated financial statements subsequent to the merger. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or results of operations of the combined companies. Reclassifications and adjustments may be required if changes to American Robotics’ financial presentation are needed to conform American Robotics’ accounting policies to the accounting policies of Ondas Holdings, Inc.

These unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Agreement. These financial statements also do not include any integration costs the companies may incur related to the transactions as part of combining the operations of the companies.

ONDAS HOLDINGS INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of March 31, 2021

(Unaudited)

			Transaction
	Ondas	American	Accounting		Pro Forma
	Holdings Inc.	Robotics	Adjustments	Notes	Combined

ASSETS
Current Assets:
Cash and cash equivalents	$24,026,187	$725,483	$(9,500,000)	A	$15,251,670
Accounts receivable, net	19,226	5,643	-		24,869
Inventory, net	1,152,247	-	-		1,152,247
Other current assets	1,003,482	-	-		1,003,482
Total current assets	26,201,142	731,126	(9,500,000)		17,432,268

Property and equipment, net	196,223	156,146	-		352,369

Other Assets:
Intangible assets, net	332,603	-	40,986,000	B	41,318,603
Goodwill	-	-	19,655,280	B	19,655,280
Lease deposits	118,577	-	-		118,577
Deferred offering costs	99,958	-	-		99,958
Operating lease right of use assets	-	501,589	-		501,589
Other assets	-	24,166	-		24,166
Total other assets	551,138	525,755	60,641,280		61,718,173
Total assets	$26,948,503	$1,413,027	$51,141,280		$79,502,810

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$1,934,803	$305,268	$-		$2,240,071
Operating lease liabilities	-	173,014	-		173,014
Accrued transaction costs	-	-	2,000,000	C	2,000,000
Accrued expenses and other current liabilities	2,181,299	212,999	(212,999)	D	2,181,299
Secured promissory note, net of debt discount of $59,914 and $120,711, respectively	7,064,364	-	-		7,064,364
Deferred revenue	56,184	77,500	-		133,684
Notes payable	104,343	-	-		104,343
Total current liabilities	11,340,993	768,781	1,787,001		13,896,775

Long-Term Liabilities:
Notes payable	861,748	-	-		861,748
Accrued interest	36,829	-	-		36,829
Operating lease liabilities - net of current portion	-	346,025	-		346,025
Convertible notes	-	2,200,000	(2,200,000)	D	-
Convertible notes - related party	-	525,000	(525,000)	D	-
Total long-term liabilities	898,577	3,071,025	(2,725,000)		1,244,602
Total liabilities	12,239,570	3,839,806	(937,999)		15,141,377

Stockholders' Equity (Deficit):
Common stock - par value $0.0001	2,667	-	732	E	3,399
Common stock warrants	-	-	5,887,500	E	5,887,500
Owners' Equity	-	(2,426,779)	2,426,779	F	-
Additional paid in capital	83,093,932	-	49,648,643	E	132,742,575
Accumulated deficit	(68,387,666)	-	(5,884,375)	C, E	(74,272,041)
Total stockholders' equity (deficit)	14,708,933	(2,426,779)	52,079,279		64,361,433
Total liabilities and stockholders' equity (deficit)	$26,948,503	$1,413,027	$51,141,280		$79,502,810

ONDAS HOLDINGS INC.

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2021

(Unaudited)

			Transaction
	Ondas	American	Accounting		Pro Forma
	Holdings Inc.	Robotics	Adjustments	Notes	Combined

Revenues, net	$1,164,764	$50,000	$-		$1,214,764
Cost of goods sold	555,350	-	-		555,350
Gross profit	609,414	50,000	-		659,414

Operating expenses:
General and administration	2,408,854	617,291	759,786	D, E	3,785,931
Sales and marketing	187,372	10,659	-		198,031
Research and development	894,576	145,114	-		1,039,690
Amortization	-	-	683,100	B	683,100
Total operating expenses	3,490,802	773,064	1,442,886		5,706,752

Operating loss	(2,881,388)	(723,064)	(1,442,886)		(5,047,338)

Other income (expense)
Other income (expense)	(34,176)	-	-		(34,176)
Grant income	-	235,846	-		235,846
Interest income	32	-	-		32
Interest expense	(222,587)	(40,582)	40,582	D	(222,587)
Total other income (expense)	(256,731)	195,264	40,582		(20,885)

Loss before provision for income taxes	(3,138,119)	(527,800)	(1,402,304)		(5,068,223)

Provision for income taxes	-	-	-		-

Net loss	(3,138,119)	(527,800)	$(1,402,304)		$(5,068,223)

Net loss per share - basic and diluted	$(0.12)	$-	$-		$(0.14)

Weighted average number of common
shares outstanding, basic and diluted	26,672,040	-	9,197,917	E	35,869,957

ONDAS HOLDINGS INC.

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2020

(unaudited)

			Transaction
	Ondas	American	Accounting		Pro Forma
	Holdings Inc.	Robotics	Adjustments	Notes	Combined

Revenues, net	$2,163,719	$8,100	$-		$2,171,819
Cost of goods sold	1,236,051	-	-		1,236,051
Gross profit	927,668	8,100	-		935,768

Operating expenses:
General and administration	7,641,234	1,916,171	3,038,171	D, E	12,595,576
Sales and marketing	1,223,767	126,862	-		1,350,629
Research and development	3,586,553	544,537	-		4,131,090
Amortization	-	-	2,732,400	B	2,732,400
Total operating expense	12,451,554	2,587,570	5,770,571		20,809,695

Operating loss	(11,523,886)	(2,579,470)	(5,770,571)		(19,873,927)

Other income (expense)
Other income (expense)	20,209	-	-		20,209
Grant income	-	257,029	-		257,029
Transaction expenses	-	-	(2,000,000)	C	(2,000,000)
Interest income	251	25	-		276
Interest expense	(1,936,847)	(125,236)	125,236	D	(1,936,847)
Change in fair value of derivative liability	(37,607)	-	-		(37,607)
Total other income (expense)	(1,953,994)	131,818	(1,874,764)		(3,696,940)

Loss before provision for income taxes	(13,477,880)	(2,447,652)	(7,645,335)		(23,570,867)

Provision for income taxes	-	-	-		-

Net loss	$(13,477,880)	$(2,447,652)	$(7,645,335)		$(23,570,867)

Net loss per share - basic and diluted	$(0.66)	$-	$-		$(0.80)

Weighted average number of common
shares outstanding, basic and diluted	20,428,490	-	9,083,333	E	29,511,823

Ondas Holdings Inc.

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

Note 1 – Basis of Presentation

The audited and unaudited interim historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of American Robotics’ assets acquired and liabilities assumed and conformed the accounting policies of American Robotics to its own accounting policies.

The unaudited pro forma condensed combined financial statements are based on our audited and unaudited interim historical consolidated financial statements and American Robotics’ audited and unaudited interim historical combined financial statements as adjusted to give effect to the Company’s acquisition of American Robotics. The Unaudited Pro Forma Condensed Combined Balance Sheets as of March 31, 2021 gives effect to these transactions as if they occurred on March 31, 2021. The Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2021 and twelve months ended December 31, 2020 give effect to these transactions as if they occurred on January 1, 2020.

The allocation of the purchase price used in the unaudited pro forma financial statements is based upon a preliminary valuation by management. The final estimate of the fair values of the assets and liabilities will be determined with the assistance of a third-party valuation firm. The Company’s preliminary estimates and assumptions are subject to materially change upon the finalization of internal studies and third-party valuations of assets, including investments, property and equipment, intangible assets including goodwill, and certain liabilities.

The Unaudited Pro Forma Condensed Combined Financial Statements are provided for informational purpose only and are not necessarily indicative of what the combined company’s financial position and results of operations would have actually been had the transactions been completed on the dates used to prepare these pro forma financial statements. The adjustments to fair value and the other estimates reflected in the accompanying unaudited pro forma condensed combined financial statements may be materially different from those reflected in the combined company’s consolidated financial statements subsequent to the transactions. In addition, the Unaudited Pro Forma Condensed Combined Financial Statements do not purport to project the future financial position or results of operations of the combined companies. Reclassifications and adjustments may be required if changes to Ondas Holdings Inc.’s financial presentation are needed to conform Ondas Holdings Inc.’s accounting policies to the accounting policies of the American Robotics.

These unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the transactions. These financial statements also do not include any integration costs the companies may incur related to the transactions as part of combining the operations of the companies.

Ondas Holdings Inc.

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

Note 2 – Summary of Significant Accounting Policies

The unaudited pro forma condensed combined financial statements have been prepared in a manner consistent with the accounting policies adopted by the Company. The accounting policies followed for financial reporting on a pro forma basis are the same as those disclosed in the Company’s 2020 Annual Report on Form 10-K and for American Robotics, the accounting policies followed for financial reporting on a pro forma basis are the same as those disclosed in the audited financial statements included in this Form 8-K. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies among the Company and American Robotics. The Company is reviewing the accounting policies of American Robotics to ensure conformity of such accounting policies to those of the Company and, as a result of that review, the Company may identify differences among the accounting policies of the two companies, that when confirmed, could have a material impact on the consolidated financial statements. However, at this time, the Company is not aware of any difference that would have a material impact on the unaudited pro forma condensed combined financial statements.

Note 3 - Purchase Price Allocation

On May 17, 2021, the Company entered into a Plan of Merger and Equity Purchase Agreement (the “Agreement”) to acquire American Robotics, Inc. (“American Robotics”). American Robotics is a developer of specialized drone technology. American Robotics manufactures an autonomous remote sensing drone solution consisting of a custom-designed drone and proprietary base station, the American Robotics Scout system, for use primarily in the agriculture industry. American Robotics was principally in the research and development phase and has commenced sales as it continues to build and enhance its product as it brings it to market. In January 2021, American Robotics received approval from the Federal Aviation Administration (“FAA”) permitting American Robotics to sell its product commercially.

The Agreement provides that the Company will acquire American Robotics in exchange for (a) cash consideration in an amount equal to (i) $7,500,000, less certain transaction expenses as described in the Agreement; (b) 6,750,000 validly issued, fully paid and non-assessable shares of the Company’s common stock, $0.0001 par value per share, as such number may be adjusted by the terms of the Agreement; (c) warrants, in the form of Exhibit E of the Agreement, exercisable for 1,875,000 shares of the Company’s common stock, $0.0001 par value per share (each a “Warrant”), as such number may be adjusted pursuant to the terms of the Agreement; and (d) the cash released to the Company Stockholders from the PPP Loan Escrow Amount (as defined in the Agreement) (if any). Each Warrant entitles the holder to purchase a number of shares of common stock of the Company at a price equal to the average of the high and low prices of one share of common stock as reported on Nasdaq on the trading day immediately preceding the closing date of the Mergers. Each Warrant shall be exercisable in three equal annual installments commencing on the one year anniversary of the closing date of the Mergers and shall have a term of ten years. The foregoing description of the Warrant is qualified, in its entirety, by the full text of the Form of Warrant, a copy of which is attached hereto as Exhibit 4.1, and is incorporated by reference herein.

If American Robotics’ PPP loans are not forgiven by the U.S. Small Business Administration (the “SBA”) prior to the closing of the Mergers, a portion of the Cash Consideration equaling Indebtedness owed by American Robotics on either of its PPP loans plus an amount equal to the amount of interest that would have accrued on such PPP loans as of their maturity dates, will be held in escrow with American Robotics’ PPP lender. If an escrow account is established to hold the PPP Loan Escrow Amount at the closing, such amount, or a portion thereof, as applicable, will be distributed as merger consideration to American Robotics’ Stockholders upon a determination by the SBA that one or both of the PPP loans are forgivable under the CARES Act.

Ondas Holdings Inc.

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

The following table summarizes the preliminary allocation of the purchase price based on the estimated fair value of the acquired assets and assumed liabilities as of March 31, 2021:

Purchase price consideration
Cash	$7,500,000
Parent loan	2,000,000
Common Stock - 6,750,000 Shares	45,765,000
Warrants - 1,875,000 Shares	5,887,500
Total purchase price consideration	$61,152,500

Estimated fair value of assets:
Cash	$725,483
Accounts receivable	5,643
Property, plant and equipment	156,146
Right of use asset	501,589
Other long-term assets	24,166
1,413,027

Estimated fair value of liabilities assumed:
Accounts payable	305,268
Deferred revenue	77,500
Lease liabilties	519,039
901,807

Net tangible assets	511,220
Intangible assets	40,986,000
Goodwill	19,655,280

Total consideration	$61,152,500

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and statement of operations. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names and technology, as well as goodwill and (3) other changes to assets and liabilities.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and statement of operations. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. For purposes of the pro forma condensed combined financial statements, for inventory, property and equipment, leases and other assets and liabilities the Company used the carrying value as reported its unaudited interim financial statement as reported on Form 10-Q for the quarter ended March 31, 2021, and as reported in the unaudited interim financial statements for American Robotics that have been included in this Form 8-K. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

Ondas Holdings Inc.

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

As discussed above, the purchase price includes a $7,500,000 in cash and $2,000,000 Company loan plus $45,765,000 in common stock and $5,887,500 in warrants. For purposes of these pro forma combined financial statements, the Company issued 6,750,000 shares of the Company’s common stock and warrants for 1,875,000 shares of the Company’s common stock. The fair value of the common stock shares was determined based on a per share price of $6.78, which is the closing price of the Company’s common stock on May 25, 2021. The fair value of the warrants was determined based on a per share price of $3.14, which is the call option value based on a Black-Scholes fair value calculation assuming a term of 5 years, 53.74% volatility rate, and discount rate of 0.84% based on the 5-year treasury yield rate as of May 21, 2021. The following table reflects the impact of a 10% increase or decrease in the per share price on the estimated fair value of the purchase price and goodwill:

	Purchase Price	Estimate Goodwill
As presented in the pro forma combined results	$61,152,500	$19,655,280
10% increase in common stock price	$66,317,750	$24,820,530
10% decrease in common stock price	$55,987,250	$14,490,030

Note 4 – Pro Forma Transaction Accounting Adjustments

The pro forma transaction accounting adjustments are based on our preliminary estimates and assumptions that are subject to change. The following transaction accounting adjustments have been reflected in the unaudited pro forma condensed combined financial information:

A.	This adjustment records the net decrease in cash paid as consideration.

B.	As part of the preliminary valuation analysis, the Company separately identified certain intangible assets with an estimate fair value of $40,986,000. The fair value was determined primarily using the “income approach”, which requires a forecast of the expected future cash flows. Since all the information required to perform a detail valuation analysis of American Robotics’ intangible assets could not be obtained as of the date of this filing, for purposes of these unaudited pro forma condensed combined financial statements, the Company used certain assumptions based on publicly available transactions data for the industry. Based on our research and discussions with American Robotics management, we have concluded that the intangible assets have a 15-year useful life, resulting in an adjustment of $683,100 and $2,732,400 of amortization expense for the three months ended March 31, 2021 and the twelve months ended December 31, 2020, respectively. These numbers may change significantly when the final allocation of purchase price is calculated.

In addition, this adjustment reflects the recognition of goodwill of $19,655,280.

C.	This adjustment reflects the accrual of the Company’s estimated total transaction costs for legal and other professional fees and expenses, which are estimated to be approximately $2,000,000.

D.	This adjustment reflects the elimination of convertible notes, convertible notes related party, stock compensation expense, and accrued interest and interest expense on the convertible notes that are expected to be converted to shares in American Robotics prior to closing.

Ondas Holdings Inc.

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

E.	This adjustment records (1) the issuance of 6,750,000 shares of common stock to the sellers as the equity portion of the purchase consideration, valued at $45,765,000 based on a per share price of $6.78, which was the closing price of the Company's common stock on May 25, 2021; (2) plus the issuance of warrants for 1,875,000 shares, valued at $5,887,500 based on a share price of $3.14, which is the call option value based on a Black-Scholes fair value calculation assuming a term of 5 years, 53.74% volatility rate, and discount rate of 0.84% based on the 5-year treasury yield rate as of May 21, 2021; (3) plus the issuance of 1,375,000 restricted stock units under the Company’s incentive stock plan to key members of American Robotics’ management and the corresponding stock compensation expense, valued at the Company’s stock price of $6.78 on May 25, 2021, which vest over a three year period, resulting in an adjustment of $776,875 and $3,107,500 of stock compensation expense for the three months ended March 31, 2021 and the twelve months ended December 31, 2020, respectively.

F.	This adjustment eliminates American Robotics’ Equity as reported in the unaudited financial statements as of and for the three months ended March 31, 2021.

Note 5 – Combined Adjusted EBITDA After Pro Forma Adjustments

Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Non-GAAP financial measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to U.S. GAAP.

Combined Adjusted EBITDA Before Pro Forma Adjustments is defined as net income adjusted to add back interest expense including debt extinguishment and depreciation and amortization, and certain charges and expenses, such as impairment loss on intellectual property, non-cash stock-based compensation, change in derivative liability, as these charges and expenses are not considered a part of our core business operations and are not an indicator of ongoing, future company performance.

Adjusted EBITDA is one of the primary metrics used by management to evaluate the financial performance of our business. We present Adjusted EBITDA because we believe it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe it is helpful in highlighting trends in our operating results, because it excludes, among other things, certain results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure and capital investments.

The following tables reconcile Combined Adjusted EBITDA After Pro Forma Adjustments to net income based on the Company’s audited Consolidated Statement of Operations for the three months ended March 31, 2021 and year ended December 31, 2020 and American Robotics’ unaudited Statements of Operations for the three months ended March 31, 2021 and audited Statements of Operations for the year ended December 31, 2020, as reported in this Form 8-K:

Ondas Holdings Inc.

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

	For the Three Months Ended March 31, 2021

			Transaction
	Ondas Holdings Inc.	American Robotics	Accounting Adjustments	Pro Forma Combined
Net Loss	$(3,138,119)	$(527,800)	$(1,402,304)	$(5,068,223)

Add back:
Interest expense	222,587	40,582	(40,582)	222,587
Depreciation and amortization	149,754	-	683,100	832,854
Interest income and miscellaneous income	(34)	(235,846)	-	(235,812)
EBITDA	(2,765,744)	(723,064)	(759,786)	(4,248,594)
Adjustments
Impairment loss on intellectual property	34,178	-		34,178
Non-cash stock based compensation	1,348,462	17,089	759,786	2,125,337
Adjusted EBITDA	$(1,383,104)	$(705,975)	$-	$(2,089,079)

	For the Year Ended December 31, 2020

			Transaction
	Ondas Holdings Inc.	American Robotics	Accounting Adjustments	Pro Forma Combined
Net Loss	$(13,477,880)	$(2,447,652)	$(7,645,335)	$(23,570,867)

Add back:
Interest expense	1,936,847	125,236	(125,236)	1,936,847
Depreciation and amortization	829,994	6,770	2,732,400	3,569,164
Interest income and miscellaneous income	(20,460)	(257,054)	-	(277,514)
EBITDA	(10,731,499)	(2,572,700)	(5,038,171)	(18,342,370)
Adjustments
Impairment loss on intellectual property	33,334	-	-	33,334
Non-cash stock based compensation	4,676,362	69,329	3,038,171	7,783,862
Non-cash lease expense	280,354	-	-	280,354
Other Non-recurring costs			2,000,000	2,000,000
Change in derivative liability	37,607	-	-	37,607
Adjusted EBITDA	$(5,703,842)	$(2,503,371)	$-	$(8,207,213)